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                                                                    Exhibit 21.1


The following are the listing of the subsidiaries of the registrant:

Sherwood Brands, Inc. was incorporated in December 1982 in the State of North Carolina.

     Sherwood Brands, Inc. is the owner of Sherwood Brands, LLC, a Maryland limited liability company.

     Sherwood Overseas, Inc. (a wholly-owned subsidiary of Sherwood Brands, LLC) was incorporated in July 1993 in the Bahamas.

     Sherwood Brands of RI, Inc. was incorporated in September, 1998 in the State of Rhode Island. Sherwood Brands of RI, Inc. d/b/a E. Rosen Company,
     E. Rosen Company - d/b/a School House Candy Co. ("Rosen").

     Asher Candy, Inc., a Wyoming corporation and wholly-owned subsidiary of Sherwood Brands, Inc.